U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-17250

                                  (Check One):

[ X ]  Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

       For Period Ended: July 31, 1996

[   ]  Transition Report on Form  10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

       For the Transition Period Ended:  Not Applicable
                                         ---------------------------------------

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I--Registrant Information

Full Name of Registrant:  Accelr8 Technology Corporation
                           -----------------------------------------------------

Former Name if Applicable:  Hydro Seek, Inc.
                            ----------------------------------------------------
Address of Principal Executive Office:

     303 E. 17th Avenue #108
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     Denver, Colorado 80203
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Part II--Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended July 31, 1996, within the prescribed period because the Registrant's counsel has been fully occupied with work relating to the Registrant's Registration Statement filed with the Commission on Form SB-2 (SEC File No. 333 12393). Counsel has advised that Amendment No. 1 will be filed with the SEC on October 30, 1996, and that the Registrant's Form 10-K will be completed as soon as practicable thereafter. A copy of the letter from Schlueter & Associates, P.C. is attached hereto as Exhibit 1, and incorporated herein by this reference.

                           Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Thomas V. Geimer                 (303)                  863-8088
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        (Name)                      (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes      [   ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes       [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's total revenues were $2,097,011, an increase of $714,475 or 51.68%, as compared to the year ended July 31, 1995. Operating Income for the year ended July 31, 1996 was $1,113,938, an increase of $743,900, or 201.03%, as compared to the year ended July 31, 1995. Net income for the year ended July 31, 1996, was $1,192,780, an increase of $810,386, or 211.92%, as compared to the year ended July 31, 1995. A copy of the Registrant's Statements of Operations for the fiscal years ended July 31, 1996, 1995, and 1994, is attached hereto as
Exhibit 2, and incorporated herein by reference.


                         ACCELR8 TECHNOLOGY CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   October 30, 1996                      By:  /S/  THOMAS V. GEIMER
      -----------------------------           ---------------------------------
                                              Thomas V. Geimer
                                              Chairman of the Board of Directors




INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.





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